[GRUPO PAO DE ACUCAR LOGO]


                         Sales amount to R$1.35 billion
                        Sales Performance - October 2006


Sao Paulo, Brazil, November 16, 2006 - Companhia Brasileira de Distribuicao [NYSE: CBD; BOVESPA: PCAR4 (PN)], announces October 2006 Sales Performance (unaudited preliminary figures). The information presented below was calculated based on consolidated numbers and in Reais, according to the current Corporate Law.

    In October 2006, CBD's gross sales reached R$1,354.3 million, a slight increase of 0.1% compared to the same period of 2006. Net sales totaled R$1,139.9 million, a 1.0% growth compared to the same period of previous year.

    In the same period, sales in the 'same stores' concept in nominal terms was almost flat, with a 0.1% increase in gross sales and 1.1% in net sales.

    Food products sales decreased by 3.0%, also affected by the reduction in prices due to the competitiveness strategy adopted by the Company and deflation in some product categories.

    Non-food products sales increased by 8.7%, even with the strong comparison basis in 2005.

    The performance of CBD's sales in October was also impacted by other negative factors: one Saturday less when compared to October of previous year and the presidential elections which reduced the customer traffic in the stores.

    Excluding these factors, sales in the 'same stores' concept would have grown by near 2% in October.

    The traffic of clients in the Company's stores has shown a significant improvement compared to previous months. In October, the highlight was the growth of this indicator in Pao de Acucar Business Unit.

                    Gross Sales Performance (nominal terms)

                        Total Stores             Same Stores

      Oct-05                 2.7%                   -0.1%
      Nov-05                 5.0%                    1.4%
      Dec-05                 5.0%                   -1.7%
      Jan-06                 4.8%                    0.3%
      Feb-06                 2.9%                   -1.6%
      Mar-06                -8.0%                  -11.5%
      Apr-06                12.5%                    8.3%
      May-06                -1.4%                   -3.5%
      Jun-06                 3.5%                    2.5%
      Jul-06                -0.3%                   -1.5%
      Aug-06                -1.4%                   -2.3%
      Sep-06                 5.9%                    4.5%
      Oct-06                 0.1%                    0.1%

Note: Same stores sales figures include only stores with, at least, 12 months of operation.

Statements included in this report regarding the Company's business prospects, the outlook for operating and financial results, and referring to the Company's growth potential are merely projections and were based on Management's expectations regarding the Company's future. Those projections are highly dependent on market changes, on the Brazilian general economic performance, on the industry and on international markets and are, therefore, subject to change.

COMPANHIA BRASILEIRA DE DISTRIBUICAO (CBD)

Daniela Sabbag
Investor Relations Officer

Phone: (55) (11) 3886-0421
Fax: (55) (11) 3884-2677

e-mail: cbd.ri@paodeacucar.com.br
website: www.cbd-ri.com.br